Exhibit 12

Greater Bay Bancorp

Statements re Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Income before income taxes	$139,078	$156,350	$152,372	$149,020	$196,327

Fixed charges:
Interest expense	182,182	123,573	90,876	109,838	160,555
Interest factor of rental expense	6,772	4,714	7,040	6,633	6,081

Fixed charges	188,954	128,287	97,916	116,471	166,636
Less: interest expense on deposits	121,969	78,078	53,465	57,684	82,747

Net fixed charges	66,985	50,209	44,452	58,787	83,889

Earnings, excluding interest on deposits from fixed charges	$206,063	$206,559	$196,824	$207,807	$280,216

Ratio of earnings, excluding interest on deposits, to net fixed charges (1)	3.08 x	4.11 x	4.43 x	3.53 x	3.34 x

Earnings, including interest on deposits in fixed charges	$328,032	$284,637	$250,288	$265,491	$362,963

Ratio of earnings, including interest on deposits, to fixed charges (2)	1.74 x	2.22 x	2.56 x	2.28 x	2.18 x

(1)	For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.

(2)	For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.